EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Six months ended March 31,		Year ended September 30,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Pre-tax income excluding noncontrolling interests	$366,456	$383,228	$798,174	$748,045	$564,187	$471,525	$461,247
Fixed charges	72,036	69,061	137,753	134,366	140,708	115,992	84,557
Less: preferred stock dividends	—	—	—	—	—	—	—
Earnings	$438,492	$452,289	$935,927	$882,411	$704,895	$587,517	$545,804

Fixed charges:
Interest expense	$55,827	$53,624	$106,741	$102,878	$109,159	$90,389	$65,351
Estimated interest portion within rental expense	15,603	14,831	29,799	30,275	30,337	24,623	18,727
Amortization of debt issuance cost	606	606	1,213	1,213	1,212	980	479
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges	$72,036	$69,061	$137,753	$134,366	$140,708	$115,992	$84,557

Ratio of earnings to fixed charges and preferred stock dividends	6.09	6.55	6.79	6.57	5.01	5.07	6.45

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

121